Exhibit 99.1

Goldcorp Reports Fourth Quarter 2018 Results

VANCOUVER, Feb. 13, 2019 /CNW/ - GOLDCORP INC. (TSX: G, NYSE: GG) ("Goldcorp" or the "Company") today reported its fourth quarter and full year 2018 results.

Financial and Operational Results

  As a result of the previously announced acquisition of the Company by Newmont Mining Corporation ("Newmont") for approximately $10 billion, Goldcorp recognized a non-cash impairment of $3,879 million (net of tax) representing the difference between the book value of the Company's shareholder's equity and the Newmont offer. Accordingly, the net loss for the fourth quarter of 2018 was $3,984 million or $4.58 per share, compared to net earnings of $242 million or $0.28 per share, for the fourth quarter of 2017.
  Adjusted net earnings(1)(2) were $61 million, or $0.07 per share, for the fourth quarter of 2018, compared to $116 million, or $0.14 per share, for the fourth quarter of 2017.
  Gold production during the fourth quarter of 2018 of 630,000 ounces at an all-in sustaining costs(1)(3) ("AISC") of $765 per ounce, compared to 646,000 ounces at an AISC of $870 per ounce for the fourth quarter of 2017.
  Significant project milestones were achieved during the quarter. Peñasquito's Pyrite Leach Project achieved its first gold pour in November and commercial production in December; Porcupine's Borden Project achieved permitting milestones as it advances towards commercial production, expected in the second half of 2019; the Coffee Project advanced to the late stages of permitting and project engineering.
  Ramp ups of Cerro Negro and Éléonore completed during the fourth quarter. Cerro Negro exited the year at 4,000 tonnes of ore mined per day, completing the ramp up of mine to nameplate capacity, while Éléonore exited the year at 6,600 tonnes of ore mined per day and 35,000 ounces per month, in line with targeted annual gold production of 400,000 ounces.

Financial and Operating Results

($ millions unless stated otherwise)	Year ended December 31		Quarter ended December 31
	2018	2017	2018	2017
Gold production (ounces) (1)	2,294,000	2,569,000	630,000	646,000
Gold sales (ounces) (1)	2,255,000	2,534,000	600,000	633,000
Operating cash flows	$ 791	$ 1,211	$ 169	$ 511
Net (loss) earnings	$ (4,149)	$ 658	$ (3,984)	$ 242
Net (loss) earnings per share	$ (4.77)	$ 0.76	$ (4.58)	$ 0.28
Adjusted net earnings (1)(2)	$ 63	$ 360	$ 61	$ 116
Adjusted net earnings per share (1)(2)	$ 0.07	$ 0.42	$ 0.07	$ 0.14
Cash costs: by-product (per ounce) (1)(3)	$ 548	$ 499	$ 489	$ 462
AISC (per ounce) (1)(3)	$ 851	$ 824	$ 765	$ 870

Non-Cash Impairment Expense of Mining Interest

As previously announced on January 14, 2019, Goldcorp entered into an arrangement agreement with Newmont under which Newmont will acquire all of the outstanding common shares of Goldcorp in a stock-for-stock transaction valued at approximately $10.0 billion. This compared to Goldcorp's pre-impairment book value of its shareholders' equity of $13.9 billion, resulting in a difference of $3.9 billion. As a result, the company recognized a non-cash impairment expense of $4.8 billion ($3.9 billion, net of tax). The non-cash impairment was recorded entirely against the carrying values of Peñasquito, Cerro Negro, Red Lake, and Éléonore; and related to historic acquisition and construction costs of these mines.

Year ended December 31	2018		2017
	Pre-tax	After-tax	Pre-tax	After-tax
Peñasquito	$1,747	$1,203	$—	$—
Éléonore	1,633	1,369	—	—
Cerro Negro	683	533	—	—
Red Lake	664	774	889	610
Porcupine	—	—	(99)	(84)
Pueblo Viejo	—	—	(557)	(557)
Other	—	—	11	8
Impairment expense (reversal)	$4,727	$3,879	$244	$(23)

Peñasquito & Cerro Negro

At Peñasquito and Cerro Negro, there was a significant range of potential values attributed to mineralization not yet classified as reserves in the respective mine plans. As compared to the prior year, the Company has reduced the estimated fair values arising of the mineralization not yet classified as reserves. As a result, the Company recognized an impairment expense of $1,747 million ($1,203 million, net of tax) and $683 million ($533 million, net of tax), respectively, against the carrying values of Peñasquito and Cerro Negro at December 31, 2018.

Éléonore & Red Lake

At Éléonore and Red Lake, the estimated fair values were negatively impacted following a decrease in Mineral Reserves and Mineral Resources from June 30, 2017, to June 30, 2018 at each mine site; as well as a decrease the estimated mineralization not yet classified as reserves, which reduced the expected future cash flows. As a result, the Company recognized an impairment expense of $1,633 million ($1,369 million, net of tax) and $664 million ($774 million, net of tax), respectively, against the carrying values of the Éléonore and Red Lake at December 31, 2018.

Please refer to the Company's financial statements, related notes and accompanying Management's Discussion and Analysis for a full review of its operations and projects. This can be accessed by clicking on this link.

Footnotes
1.	The Company has included certain performance measures, including non-GAAP performance measures on an attributable basis (Goldcorp share) throughout this release. Attributable performance measures include the Company's mining operations and projects and the Company's share from Pueblo Viejo, Alumbrera and NuevaUnión.

2.	Adjusted net earnings excludes gains/losses on disposition of mining interests (net of transaction costs), gains/losses on dilution of ownership interests, impairment charges, revisions in estimates and liabilities incurred on reclamation and closure cost obligations, gains/losses on foreign exchange impacts on deferred income tax assets and liabilities, and foreign exchange arising on working capital, as well as significant non-cash, non-recurring items.

Net (loss) earnings and net (loss) earnings per share for the year ended 2018 were affected by, among other things, the following non-cash or other items that management believes are not reflective of the performance of the underlying operations (items are denoted as having (increased)/decreased net earnings and net earnings per share in the year ended December 31, 2018):

$ millions (after tax)	Year ended December 31		Quarter ended December 31
	2018	2017	2018	2017
Net (loss) earnings	$ (4,149)	$ 658	$ (3,984)	$ 242
Non-cash foreign exchange losses (gains) on deferred tax balances	221	(83)	50	63
Impairment expense (reversal), net	3,879	(23)	3,879	(23)
Tax in respect of prior years	81	-	81	-
Deferred tax recovery on Argentinian tax reform	-	(156)	-	(156)
Other	31	(36)	35	(10)
Adjusted net earnings	$ 63	$ 360	$ 61	$ 116
Weighted average shares outstanding (millions)	869	862	867	854
Adjusted net earnings per share	$ 0.07	$ 0.42	$ 0.07	$ 0.14

3.	"Cash costs: by product" per ounce and "AISC" per ounce are non-GAAP financial performance measures.

Cash costs: by-product:

Total cash costs: by-product incorporate Goldcorp's share of all production costs, including adjustments to inventory carrying values, adjusted for changes in estimates in reclamation and closure costs at the Company's closed mines which are non-cash in nature, and include Goldcorp's share of by-product silver, lead, zinc and copper credits, and treatment and refining charges included within revenue. Additionally, cash costs are adjusted for realized gains and losses arising on the Company's commodity and foreign currency contracts which the Company enters into to mitigate its exposure to fluctuations in by-product metal prices, heating oil prices and foreign exchange rates, which may impact the Company's operating costs.

In addition to conventional measures, the Company assesses this per ounce measure in a manner that isolates the impacts of gold production volumes, the by-product credits, and operating costs fluctuations such that the non-controllable and controllable variability is independently addressed. The Company uses total cash costs: by product per gold ounce to monitor its operating performance internally, including operating cash costs, as well as in its assessment of potential development projects and acquisition targets. The Company believes this measure provides investors and analysts with useful information about the Company's underlying cash costs of operations and the impact of by-product credits on the Company's cost structure and is a relevant metric used to understand the Company's operating profitability and ability to generate cash flow. When deriving the production costs associated with an ounce of gold, the Company includes by-product credits as the Company considers that the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing the Company's management and other stakeholders to assess the net costs of gold production.

The Company reports total cash costs: by-product on a gold ounces sold basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of producers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by gold mining companies.

AISC:

AISC include total production cash costs incurred at the Company's mining operations, which forms the basis of the Company's by-product cash costs. Additionally, the Company includes sustaining capital expenditures, corporate administrative expense, mine-site exploration and evaluation costs, and reclamation cost accretion and amortization. The measure seeks to reflect the full cost of gold production from current operations, therefore expansionary capital and non-sustaining expenditures are excluded. Certain other cash expenditures, including tax payments, dividends and financing costs are also excluded.

The Company believes that this measure represents the total costs of producing gold from current operations, and provides the Company and other stakeholders of the Company with additional information of the Company's operational performance and ability to generate cash flows. AISC, as a key performance measure, allows the Company to assess its ability to support capital expenditures and to sustain future production from the generation of operating cash flows. This information provides management with the ability to more actively manage capital programs and to make more prudent capital investment decisions.

The Company reports AISC on a gold ounces sold basis. This performance measure was adopted as a result of an initiative undertaken within the gold mining industry; however, this performance measure has no standardized meaning and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company follows the guidance note released by the World Gold Council, which became effective January 1, 2014. The World Gold Council is a non-regulatory market development organization for the gold industry whose members comprise global senior gold mining companies.

The following tables provide a reconciliation of total cash costs: by product to reported production costs:

Quarter ended December 31, 2018 ($ millions unless stated otherwise)

	Production costs (a)	By-Product Credits	Treatment and Refining Charges on Concentrate Sales	Other	Total Cash Costs: by- product	Ounces (000's)	Total Cash Costs: by-product per ounce (b)(c)
Total before associates and joint venture	$464	$(209)	$18	$(41)	$232	471	$495
Associates and joint venture	$74	$(16)	$1	$2	$61	129	$470
Total - Attributable	$538	$(225)	$19	$(39)	$293	600	$489

Quarter ended December 31, 2017 ($ millions unless stated otherwise)

	Production costs (a)	By-Product Credits	Treatment and Refining Charges on Concentrate Sales	Other	Total Cash Costs: by- product	Ounces (000's)	Total Cash Costs: by-product per ounce (b)(c)
Total before associates and joint venture	$454	$(268)	$25	$(2)	$209	476	$438
Associates and joint venture	$89	$(28)	$2	$21	$84	157	$534
Total - Attributable	$543	$(296)	$27	$19	$293	633	$462

Year ended December 31, 2018 ($ millions unless stated otherwise)

	Production costs (a)	By-Product Credits	Treatment and Refining Charges on Concentrate Sales	Other	Total Cash Costs: by- product	Ounces (000's)	Total Cash Costs: by-product per ounce (b)(c)
Total before associates and joint venture	$1,794	$(836)	$73	$(46)	$985	1,789	$551
Associates and joint venture	$317	$(89)	$5	$18	$251	466	$537
Total - Attributable	$2,111	$(925)	$78	$(28)	$1,236	2,255	$548

Year ended December 31, 2017 ($ millions unless stated otherwise)

	Production costs (a)	By-Product Credits	Treatment and Refining Charges on Concentrate Sales	Other	Total Cash Costs: by- product	Ounces (000's)	Total Cash Costs: by-product per ounce (b)(c)
Total before associates and joint venture	$1,889	$(1,023)	$132	$(7)	$991	2,002	$495
Associates and joint venture	$382	$(124)	$10	$6	$274	532	$516
Total - Attributable	$2,271	$(1,147)	$142	$(1)	$1,265	2,534	$499

(a)	Production costs includes $13 million and $58 million in royalties for the quarter and year ended December 31, 2018 (quarter and year ended December 31, 2017 – $18 million and $78 million, respectively).

(b)	Total cash costs: by-product per ounce may not calculate based on amounts presented in these tables due to rounding.

(c)	If silver, copper, lead and zinc were treated as co-products, total cash costs for the quarter and year ended December 31, 2018 would have been $607 and $676 per ounce of gold, respectively (quarter and year ended December 31, 2017 – $627 and $660 per ounce, respectively).

(d)	Production costs includes $15 and $19 million for the quarter and year ended December 31, 2018, related to the Argentine export tax established on September 4, 2018, which have been excluded from the calculation of total cash costs and AISC. The impact of including this tax would be $25 per ounce and $8 per ounce for the quarter and year ended December 31, 2018.

As described above, AISC include total production cash costs incurred at the Company's mining operations, which forms the basis of the Company's cash costs: by-product and which are reconciled to reported production costs in the tables above. The following tables provide a reconciliation of AISC per ounce to total cash costs: by-product:

Quarter ended December 31, 2018 ($ millions unless stated otherwise)

	Total cash costs: by- product	Corporate Administration	Exploration & evaluation costs	Reclamation cost accretion and amortization	Sustaining capital expenditures	Total AISC	Ounces (000's)	Total AISC per ounce(a)
Total before associates and joint venture	$232	$30	$5	$4	$112	$383	471	$813
Associates and joint ventures	$61	$-	$-	$1	$13	$75	129	$593
Total - Attributable	$293	$30	$5	$5	$125	$458	600	$765

Quarter ended December 31, 2017 ($ millions unless stated otherwise)

	Total cash costs: by- product	Corporate Administration	Exploration & evaluation costs	Reclamation cost accretion and amortization	Sustaining capital expenditures	Total AISC	Ounces (000's)	Total AISC per ounce(a)
Total before associates and joint venture	$209	$46	$13	$9	$173	$450	476	$945
Associates and joint ventures	$84	$-	$-	$2	$14	$100	157	$641
Total – Attributable	$293	$46	$13	$11	$187	$550	633	$870

Year ended December 31, 2018 ($ millions unless stated otherwise)

	Total cash costs: by- product	Corporate Administration	Exploration & evaluation costs	Reclamation cost accretion and amortization	Sustaining capital expenditures	Total AISC	Ounces (000's)	Total AISC per ounce(a)
Total before associates and joint venture	$985	$131	$21	$22	$441	$1,600	1,789	$895
Associates and joint ventures	$251	$-	$-	$7	$59	$317	466	$682
Total - Attributable	$1,236	$131	$21	$29	$500	$1,917	2,255	$851

Year ended December 31, 2017 ($ millions unless stated otherwise)

	Total cash costs: by- product	Corporate Administration	Exploration & evaluation costs	Reclamation cost accretion and amortization	Sustaining capital expenditures	Total AISC	Ounces (000's)	Total AISC per ounce(a)
Total before associates and joint venture	$991	$158	$38	$35	$527	$1,749	2,002	$873
Associates and joint ventures	$274	$-	$-	$15	$49	$338	532	$637
Total – Attributable	$1,265	$158	$38	$50	$576	$2,087	2,534	$824

(a)	AISC may not calculate based on amounts presented in these tables due to rounding.

About Goldcorp www.goldcorp.com
Goldcorp is a senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended,  the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, and "forward-looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, targeted cost reductions, capital expenditures, free cash flow, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of words such as "plans", "expects" , "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" , "believes", or variations or comparable language of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and mineral resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company does or may carry on business in the future, delays, suspension and technical challenges associated with capital projects, higher prices for fuel, steel, power, labour and other consumables, currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: future prices of gold, silver, copper, lead and zinc; risks related to international operations, including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; environmental risks; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; risks associated with restructuring and cost-efficiency initiatives; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to the integration of acquisitions; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's most recent annual information form  available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any disposition, monetization, merger, acquisition, other business combination or other transaction that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of Goldcorp's operating environment. Goldcorp does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

For further information please contact:

INVESTOR CONTACT	MEDIA CONTACT
Shawn Campbell Director, Investor Relations Telephone: (800) 567-6223 E-mail: info@goldcorp.com Email: shawn.campbell@goldcorp.com	Christine Marks Director, Corporate Communications Telephone: (604) 696-3050 E-mail: media@goldcorp.com E-mail: christine.marks@goldcorp.com

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SOURCE Goldcorp Inc.

View original content: http://www.newswire.ca/en/releases/archive/February2019/13/c6848.html

%CIK: 0000919239

CO: Goldcorp Inc.

CNW 17:51e 13-FEB-19